UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D
Under the Securities Exchange Act of 1934


(Name of Issuer)  LECHTERS, INC.

(Title of Class of Securities)  COMMON STOCK, NO PAR VALUE PER SHARE

(CUSIP Number)  523238103

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
JEWISH COMMUNAL FUND, 130 East 59th Street, Suite 1204,
 New York, NY 10022  (212) 752-8277

(Date of Event which Requires Filing of this Statement)  April 10, 2001


1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
 ...JEWISH COMMUNAL FUND

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Sources of Funds (See Instructions)...0 0

5. Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization...NEW YORK

7. Sole Voting Power...4,135,276

8. Shared Voting Power

9. Sole Dispositive Power...4,135,276

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person...4,135,276

12. Check if Aggregate amount in Row (11)
Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)...25.79%

14. Type of Reporting Person (See Instructions)...0 0 (Not-For-Profit Corp)





ITEM 1.  SECURITIES AND ISSUER.

	This statement on Schedule 13D relates to the common stock, no par value
(the
"Common Stock"), of Lechters, Inc., a New Jersey Corporation (the "Company"),
 and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address and the principal executive offices of the Company is 1 Cape May Street, Harrison, New Jersey 07029.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	This Statement is hereby filed by the Jewish Communal Fund (the "Reporting
Entity").

(b)	The business address of the Reporting Entity is 130 East 59th Street,
Suite 1204, New York, New York 10022.

(c)	The Reporting Entity is a publicly supported organization and not a private
foundation described in section 170(b)(1)(A)(vi) and 509(a)(1) of the Internal Revenue Code.

(d)	The Reporting Entity has not, during the last five years, been convicted in a criminal proceeding.

(e)	The Reporting Entity has not, during the last five years,
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Entity place of organization is New York State.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	The transaction was carried out by way of a donation to the Reporting Entity as described in this Schedule 13D. No cash was exchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION.

	The Reporting Entity acquired the shares as a donated contribution, and does have a plan or a proposal for the disposition of the securities as set forth in subparagraph (a) of Item 4 of the General Instruction to
Schedule 13D.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)	4,135,276 shares of Common Stock. This number represents 25.79% of the outstanding shares of Common Stock (based on 15,334,986 shares of outstanding as of December 8, 2000, as reported in the Company's
Quarterly Report on Form 10-Q for the quarter ended October 28, 2000).

(b)	The Reporting Entity has sole power to vote or direct the vote and dispose or direct  the disposition of the 4,135,276 shares of the Common Stock.

(c)	All donations were received by the Reporting Entity, as sole property.
The date of each donation, the number of shares donated and received are set forth below. All donations were effected through transfer agent transactions.

DATE				NUMBER OF SHARES

April 10, 2001				2,000,000
April 10, 2001				2,023,892
April 10, 2001				   111,384

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

	The Reporting Entity is not a party to any contract, arrangement or understanding with respect to any securities of the issuer, and the Reporting Entity does not have any relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The securities acquired by the Reporting Entity are not pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

	None.





AGREEMENT

This Schedule 13D is filed on behalf of the Reporting Entity pursuant to Rule 13d-1(k)(1).




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



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